EXHIBIT 11
COMPUTATION OF EARNINGS (LOSS) PER SHARE
(Unaudited)

	Three Months Ended
	June 30,
$ in thousands	2013	2012
Earnings (loss) per common share
Net income (loss) available to common shareholders of Carver Bancorp, Inc.	$410	$(361)

Weighted average common shares outstanding	3,695,966	3,695,540

Basic earnings (loss) per common share	$0.11	$(0.10)
Diluted earnings per common share	0.11	$(0.10)